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                                                                    Exhibit 99.1

Federal Income Tax and ERISA Considerations

     The following discussion addresses the material federal tax considerations relevant to the taxation of the Company and summarizes the material federal income tax consequences relevant to certain shareholders. This discussion is for general information only, is not exhaustive of all possible tax considerations and is not intended as and should not be construed as tax advise. The actual tax consequences of holding particular securities being issued by the Company may vary in light of a prospective holder's particular facts and circumstances. Certain holders, such as tax-exempt entities, insurance companies and financial institutions, are generally subject to special rules which are not addressed fully herein. In addition, the following discussion does not discuss issues under any foreign, state or local tax laws except as expressly stated. The tax treatment of a holder of any of the securities offered by the Company will vary depending upon the terms of the particular securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address aspects of federal income taxation relating to holders of particular securities. Any additional federal income tax considerations relevant to holders of particular securities will be provided in the applicable Prospectus and/or Prospectus Supplement relating thereto.

     The following general summary of the federal income tax rules governing a REIT and its shareholders is based on the Code, Treasury Regulations, generally available judicial decisions, rulings and other administrative interpretations, all of which are subject to change, and possibly retroactively. Accordingly, no assurance can be given that future legislation, administrative regulations, rulings, or interpretations or court decisions will not alter significantly the tax consequences described below or that such changes or decisions will not be retroactive. The Company has not requested, nor does it presently intend to request, a ruling from the Internal Revenue Service (the "IRS") with respect to any of the matters discussed below. Because the provisions governing REITs are highly technical and complex, no attempt is made in the following discussion to discuss in detail all of the possible tax consequences applicable to the Company or its shareholders. It is also important to note that the application of federal income tax laws and applicable regulations may be subject to varying interpretations and could result in a charge to the Company at a later date upon final determination by taxing authorities.

     ACCORDINGLY, THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT THE APPLICABLE PROSPECTUS AND/OR PROSPECTUS SUPPLEMENT, AS WELL AS WITH HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE COMPANY'S SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company elected to be taxed as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 1994. The Company has continued its REIT election since that time and intends to continue such election. The Company believes that it is organized and has operated in a manner so as to qualify for taxation as a REIT, and the Company intends to continue to operate in such a manner. However, no assurance can be given that the Company has operated in a manner so as to qualify for taxation as a REIT or that it will continue to operate in such a manner.

     Generally, if the Company continues to qualify for taxation as a REIT, it will not be subject to federal corporate income tax on its net income that it distributes in a timely manner to shareholders. However, notwithstanding the Company's qualification as a REIT, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate
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rates on any undistributed "real estate investment trust taxable income,"
including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or (ii) other nonqualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, any net income that the Company has from prohibited transactions (which are, in general, certain sales or other dispositions of property, other than certain foreclosure property, held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income tests (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests multiplied by (ii) a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than certain long-term capital gain net income which the Company elects to retain and pay tax on), and (iii) any undistributed taxable income from preceding periods, then the Company will be subject to a 4% federal excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, to the extent that the Company recognizes gain from the disposition of an asset with respect to which there existed "built-in gain" as of January 1, 1994 and such disposition occurs within a 10-year recognition period beginning January 1, 1994, the Company will be subject to federal income tax at the highest regular corporate rate on the amount of its "net recognized built-in gain." The Company estimates that on January 1, 1994, the aggregate "built-in gain" was approximately $12.1 million. The Company may offset any net recognized built-in gain by available net operating loss carryforwards. On January 1, 1994, the Company had approximately $2.7 million in net operating loss carryforwards which expire at various dates through 2007. Management of the Company will consider this tax effect when determining whether it is in the best interest of the Company to sell a specific piece of real property. Eighth, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the adjusted tax basis of the asset in the Company's hands is determined by reference to the adjusted tax basis of the asset in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date or which the Company acquired such asset, then the Company will be subject to a tax imposed at the highest corporate rate on the amount of gain equal to the excess of (i) the fair market value of such property at the beginning of such ten-year period over (ii) the Company's adjusted tax basis in such property at the beginning of such ten-year period. In addition, the Company could be subject to tax in certain situations and on certain transactions not presently contemplated.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its shares.

REQUIREMENTS FOR QUALIFICATION AS A REIT

     To qualify as a REIT for a taxable year under the Code, the Company must have no earnings and profits accumulated in any non-REIT year. The Company also must have in effect an election to be taxed as a REIT and must meet other requirements, some of which are summarized below, including percentage tests relating to the sources of its gross income, the nature of the Company's assets and the distribution of its income to shareholders. Such election, if properly made and assuming continuing compliance with the qualification tests described herein, will continue in effect for subsequent years.
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     If the Company ceases to qualify as a REIT in any taxable year, and the relief provisions do not apply, the Company's income that is distributed to shareholders would be subject to the "double taxation" on earnings (once at the corporate level and again at the shareholder level) that generally results from investment in a corporation. Failure to maintain qualification as a REIT would force the Company to reduce significantly its distributions and possibly incur substantial indebtedness or liquidate substantial investments in order to pay the resulting corporate taxes. In addition, the Company, once having obtained REIT status and having lost such status, would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to maintain its qualification was due to reasonable cause and not willful neglect, and certain other requirements were satisfied. In order to elect to again be taxed as a REIT, just as with the original election, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year.

ORGANIZATIONAL REQUIREMENTS AND SHARE OWNERSHIP TESTS

     The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable, but for the special Code provisions applicable to REITs, as a domestic corporation; (4) which is neither a financial institution nor an insurance company, subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons, determined without reference to any rules of attribution (the "share ownership test"); (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (the "five or fewer test"); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of fewer than 12 months. The five or fewer test and the share ownership test do not apply to the first taxable year for which an election is made to be treated as a REIT.

     The Company has issued sufficient shares to a sufficient number of people pursuant to its initial public offering to allow it to satisfy the share ownership test and the five or fewer test. In addition, to assist in complying with the five or fewer test on an ongoing basis, the Company's Charter contains certain restrictions on the transfer of the Company's Common and Preferred Stock to prevent concentration of stock ownership. For purposes of determining whether the five or fewer test (but not the share ownership test) is met, any stock held by a qualified trust (generally pension plans, profit-sharing plans and other employee retirement trusts) generally is treated as held directly by the trust's beneficiaries in proportion to their actuarial interests in the trust, and not held by the trust.

     To monitor the Company's compliance with the share ownership requirements imposed on REITs, the Company is required to maintain records of the actual and constructive beneficial ownership of its shares. If the Company timely mails demand letters to certain shareholders requesting stock ownership information be provided to the Company or the IRS, unless the Company knows, or exercising reasonable due diligence would have known, that the five or fewer test has in fact not been satisfied, the Company shall be deemed to have satisfied the five or fewer test. If the Company fails to comply with the Treasury Regulations to ascertain its ownership it will be subject to a penalty for failing to do so and will void the possible application of the deemed satisfaction of the five or fewer test. The penalty is $25,000 ($50,000 for intentional violations) for any year in which the Company does not comply with the ownership Treasury Regulations. The Company will also be required, when requested by the IRS, to send curative demand letters. In accordance with the Treasury Regulations, the Company must and will demand from certain shareholders written statements concerning the actual and constructive beneficial ownership of shares. The Company's Bylaws require such record holders to respond to such requests for
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information. Any shareholder who does not provide the Company with requested information concerning share ownership will be required to include certain information relating thereto with his income tax return. A list of shareholders failing to fully comply with the demand for the written statements shall be maintained as part of the Company's records required under the Code.

INCOME TESTS

     In order to maintain qualification as a REIT, two gross income requirements must be satisfied annually by the Company. First, at least 75% of the Company's gross income (other than from certain "prohibited transactions") in each taxable year must consist of certain types of income identified in the Code, including qualifying "rents from real property"; qualifying interest on obligations secured by mortgages on real property or interests in real property; gain from the sale or other disposition of real property (including interests in real property and mortgages on real property) held for investment and not primarily for sale to customers in the ordinary course of business; income and gain from certain properties acquired by the Company through foreclosure; and income earned from certain types of qualifying temporary investments. When the Company receives new capital in exchange for its shares (other than dividend reinvestment amounts) or in a public offering of debt instruments with maturities of five years or longer, income attributable to the temporary investment of such new capital, if received or accrued within one year of the Company's receipt of the new capital, is qualified temporary investment income under the 75% gross income test.

     Second, at least 95% of the Company's gross income (other than from certain "prohibited transactions") in each taxable year must consist of income which qualifies under the 75% gross income test as well as dividends and interest from any other source, gain from the sale or other disposition of shares and other securities which are not dealer property, any payment to the Company under an interest rate swap or cap agreement entered into as a hedge against variable rate indebtedness incurred to acquire or carry real estate assets, and any gain from the disposition of such an agreement.

     In order for rents received by the Company to qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above, several conditions must be met related to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. The Company does not anticipate receiving rents that fail to meet these conditions. In addition, the Company must not operate or manage its properties or furnish or render services to the tenants of its properties, except through an independent contractor from whom the Company derives no income. There is an exception to this rule permitting a REIT to perform directly certain "usually or customarily rendered" tenant services of the sort which a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income." The Company self-manages the properties, but does not provide services to tenants which it believes are outside the exception. In addition, the Company may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For these purposes, the value of nonqualifying services shall not be less than 150% of the Company's direct cost of providing the services.

     If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Generally, this 15% test is applied separately to each lease. The portion of rental income treated as attributable to personal property is determined according to the ratio of the tax basis of the personal property to the total tax basis of the property which is rented. The determination of what fixtures and other property constitute personal property for federal tax purposes is difficult and imprecise. Based upon allocations of value as found in the purchase agreements and/or upon review by employees of the Company, the Company believes that it currently does not have and does not believe that is likely in
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the future to have 15% in value of any significant portion of its real properties classified as personalty. If, however, rent payments do not qualify, for reasons discussed above, as "rents from real property," it will be more difficult for the Company to meet the 95% or 75% gross income tests and continue to qualify as a REIT.

     In order to qualify as "interest on obligations secured by mortgages on real property," the amount of interest received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     The Company may temporarily invest its working capital in short-term investments, including shares in other REITs or interests in REMICs. Although the Company will use its best efforts to ensure that its income generated by these investments will be of a type which satisfies the 75% and 95% gross income tests, there can be no assurance in this regard. The Company has analyzed its gross income through December 31, 1999 and has determined that it has met and expects in the future to meet the 75% and 95% gross income tests.

     The Company is and expects to continue performing third-party management services. Such income does not qualify for the 95% or 75% gross income test and the Company will continue to monitor the volume of such income to avoid violating the 95% and 75% gross income tests. The Company may, if necessary, provide such services through a non-controlled affiliated entity to avoid failing to satisfy either the 95% or 75% gross income test. The Company presently has a non-controlled affiliated entity which is engaged in development activities.

     If the Company fails to meet the requirements of either or both the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to know whether the Company would be entitled to the benefit of these relief provisions as the application of the relief provisions is dependent on future facts and circumstances. If these relief provisions apply, a special tax generally equal to 100% is imposed upon the net income attributable to the greater of the amount by which the Company failed the 75% or 95% gross income tests.

ASSET TESTS

     At the close of each quarter of the Company's taxable year, it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must consist of "real estate assets" (including interests in real property, interests in mortgages on real property, shares in other qualified REITs, and certain temporary investments), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented, in whole or in part, by securities other than those includable in the 75% asset class. Finally, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Furthermore, due to recently enacted legislation effective for the Company's taxable years commencing after December 31, 2000, the Company may not own more than 10% of the total value of the securities of any corporation. The 5% and 10% asset limitations described above do not apply, effective 2001, to electing "taxable REIT subsidiary" corporations. The value of the stock held by a REIT in "taxable REIT subsidiary" corporations may not, however, exceed, in the aggregate, 20% of the value of a REIT's total assets. See "--Recent REIT Legislation."

     If the Company meets the above requirements at the close of any quarter, it will not lose its status as a REIT because of the change in value of its assets during a subsequent quarter unless the discrepancy exists immediately after the acquisition of any security or other property which is wholly or partly the result of such acquisition. Where a failure to satisfy the above requirements
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results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of such quarter. While the Company intends to meet the requirements of the asset tests described above, no assurance can be given that the Company will be able to do so.

     The Company may own 100% of the stock of a corporation if such corporation is a "qualified REIT subsidiary." For federal tax purposes, a qualified REIT subsidiary is ignored and the assets, liabilities, income, deductions and other attributes are treated as being owned or generated directly by the Company. The Company currently has four qualified REIT subsidiaries. If the Company acquires 100% of an existing corporation, the acquired corporation will be deemed to liquidate and all of its built-in gain will be taxable. In addition, the Company would have to make distributions sufficient to eliminate any "C" corporation earnings and profits as well as sufficient distributions to meet the distribution requirements described below.

DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income," computed without regard to the dividends paid deduction and the Company's net capital gain ("net investment income") and (ii) 95% of the net income, if any, (after tax) from foreclosure property, minus (B) the sum of certain non-cash income (from certain imputed rental income and income from transactions inadvertently failing to qualify as like-kind exchanges). Recently enacted legislation has decreased the 95% distribution requirement to 90% effective for taxable years beginning after December 31, 2000. See "--Recent REIT Legislation." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files before the first regular distribution payment after such declaration.

     Unlike net investment income, the Company's net capital gain need not be distributed in order for the Company to maintain its status under the Code as a REIT; however, the Company will be taxed on any net capital gain which it fails to distribute in a timely manner. A REIT may elect to retain and pay income tax on net long-term capital gains that it receives during a taxable year. If the Company makes this election, shareholders are required to include in their income as long-term capital gain their proportionate share of the undistributed long-term capital gains so designated by the Company. A shareholder will be treated as having paid his or her share of the tax paid by the Company in respect of long-term capital gains so designated by the Company, for which the shareholder will be entitled to a credit or refund. In addition, the shareholder's basis in his or her Company shares will be increased by the amount of the Company's designated undistributed long-term capital gains that are included in the shareholder's long-term capital gains, reduced by the shareholder's proportionate share of tax paid by the Company on those gains that the shareholder is treated as having paid. The earnings and profits of the Company will be reduced, and the earnings and profits of any corporate shareholder of the Company will be increased, to take into account amounts designated by the Company pursuant to this rule. The Company must pay its tax on its designated long-term capital gains within 30 days of the close of any taxable year in which it designates long-term capital gains pursuant to this rule, and it must mail a written notice of its designation to its shareholders within 60 days of the close of the taxable year.

     Should the Company distribute a capital gain dividend while Preferred Shares are outstanding, it will be required to designate a portion of dividends entitled to be received by holders of the Preferred Shares as capital gain dividends, thereby reducing the portion of total distributions paid to holders of the Company's Common Shares which would otherwise be characterized as capital gains dividends.

     To the extent the Company does not distribute all of its net capital gain or distribute at least 95% (or 90% after December 31, 2000), but less than 100%, of its "REIT taxable income," as adjusted, the Company will be subject to tax thereon at the capital gains or ordinary corporate tax
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rates, as the case may be. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain income for such year (other than certain long-term capital gains income which the Company elects to retain and pay tax
on), and (iii) undistributable tax income from prior periods, the Company would be subject to a 4% federal excise tax on the excess of such required distribution over the amounts actually distributed. Dividends declared in the last quarter of the year and paid during the following January will be treated as having been paid and received on December 31. The Company intends to make distributions to shareholders so that it will not incur this tax but, as noted below, various situations could make it impractical to meet the prescribed distribution schedule.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% (or 90% after December 31, 2000) distribution requirements due to timing differences between actual receipt of income and actual payment of deductible expenses or dividends on the one hand and the inclusion of such income and deduction of such expenses or dividends in arriving at "real estate investment trust taxable income" of the Company on the other hand. The problem of inadequate cash to make required distributions could also occur as a result of the repayment in cash of principal amounts due on the Company's outstanding debt, particularly in the case of "balloon" repayments or as a result of capital losses on short-term investments of working capital. Therefore, the Company might find it necessary to arrange for short-term, or possibly long-term borrowing, or new equity financing, or to pay distributions in the form of taxable distributions of property. If the Company were unable to arrange such borrowing or financing as might be necessary to provide funds for required distributions, its REIT status could be jeopardized.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. The Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company may in certain circumstances remain liable for the 4% federal excise tax described above.

COMPANY'S OWNERSHIP OF PARTNERSHIP INTERESTS

     In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described above. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which it has ownership interests will be treated as assets, liabilities and items of income of the Company for purposes of applying the REIT requirements described herein.

FEDERAL INCOME TAX TREATMENT OF LEASES

     The availability to the Company of, among other things, depreciation deductions with respect to the facilities owned and leased by the Company depends upon the treatment of the Company as the owner of the facilities and the classification of the leases of the facilities as true leases, rather than as sales or financing arrangements, for federal income tax purposes. The Company has not requested nor received an opinion that it will be treated as the owner of the portion of the facilities constituting real property and the leases will be treated as true leases of such real property for federal income tax purposes. Based on the conclusions of the Company and its senior management as to the values of personalty, the Company has met and plans to meet in the future its compliance with the 95% (or 90% after December 31, 2000) distribution requirement by making distributions on the assumption that it is not entitled to depreciation deductions for that portion of the leased facilities which it believes constitutes personal property, but to report the amount of income taxable to its shareholders by taking into account such depreciation. The value of
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real and personal property and whether certain fixtures are real or personal property are factual evaluations that cannot be determined with absolute certainty under current IRS regulations and therefore are somewhat uncertain.

INCOME FROM PROHIBITED TRANSACTIONS

     A REIT is subject to a 100% tax on the net income derived from "prohibited transactions." A prohibited transaction is the sale or other disposition of property "held primarily for sale to customers in the ordinary course of business" which is not foreclosure property. The Company intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating its properties and to make occasional sales or exchanges of its properties as are consistent with the Company's investment objectives. Whether property is held primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

     A safe harbor exception is provided for which certain sales of "real estate assets" will be deemed not to constitute a prohibited transaction. Generally, the following requirements must be met for the sale to fall within this safe harbor:

 .  the REIT must have held the property for at least four years;

 . the total expenditures made by the REIT during the four-year period preceding the date of sale which are includable in the basis of the property must not exceed 30% of the net selling price of the property;

 . during the taxable year, (i) the REIT does not make more than seven sales of property (other than sales of foreclosure property or property that was involuntarily converted), or (ii) the total adjusted bases of property (other than sales of foreclosure property or property that was involuntarily converted) sold must not exceed 10% of the total bases of all of the assets of the REIT as of the beginning of the taxable year;

 . if the REIT makes more than seven sales of property (other than sales of foreclosure property or property that was involuntarily converted) during the taxable year, substantially all of the marketing and development expenditures with respect to the property must be made through an "independent contractor" from whom the REIT itself does not derive or receive any income; and

 . if the property consists of land or improvements, not acquired through foreclosure (or deed in lieu of foreclosure), or lease termination, the REIT must have held such property for at least four years for production of rental income.

     The Company may from time to time sell or exchange some of its properties for various reasons. If the above safe harbor is not met, the Company will consider all of the facts and circumstances of the particular transaction and the possible applicability of the 100% tax. The simultaneous exercise of options to acquire leased property that may be granted to certain lessees or other events could result in sales of properties by the Company that exceed the safe harbor. However, the Company believes that in such event, based on all of the facts and circumstances, it will not have held such properties primarily for sale to customers in the ordinary course of business.

OTHER ISSUES

     With respect to property acquired from and leased back to the same or an affiliated party, the IRS could assert that the Company realized prepaid rental income in the year of purchase to the extent that the value of the leased property exceeds the purchase price paid by the Company for that property. In litigated cases involving sale-leasebacks which have considered this issue, courts have concluded that buyers have realized prepaid rent where both parties acknowledged that the purported purchase price for the property was substantially less than fair market value and the purported rents were substantially less than the fair market rentals. Because of the lack of clear
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precedent and the inherently factual nature of the inquiry, complete assurance cannot be given that the IRS could not successfully assert the existence of prepaid rental income in such circumstances. The value of property and the fair market rent for properties involved in sale-leasebacks are inherently factual matters and always subject to challenge.

     Additionally, it should be noted that Section 467 of the Code (concerning leases with increasing rents) may apply to those leases of the Company which provide for rents that increase from one period to the next. Section 467 provides that in the case of a so-called "disqualified leaseback agreement," rental income must be accrued at a constant rate. If such constant rent accrual is required, the Company would recognize rental income in excess of cash rents and as a result, may fail to meet the 95% (or 90% after December 31, 2000) dividend distribution requirement. "Disqualified leaseback agreements" include leaseback transactions where a principal purpose of providing increasing rent under the agreement is the avoidance of federal income tax. The IRS has issued final regulations under Section 467 relating to the treatment of rent and interest provided for in certain leases. The regulations apply to rental agreements that provide for increasing or decreasing rent. A rental agreement has increasing or decreasing rent if it requires the payment of contingent rent, other than rent that is contingent due to (1) a provision computing rent based on a percentage of the lessee's gross or net receipts; (2) adjustments based on a reasonable price index; or (3) a provision requiring the lessee to pay third-party costs. Therefore, additional rent provisions of leases containing such clauses should not be "disqualified leaseback agreements." The regulations also provide that if the rent allocated to each calendar year does not vary from the average rent allocated to all calendar years by more than 10%, the lease will be deemed not motivated by tax avoidance and thus should not be a "disqualified leaseback agreement." It should be noted, however, that leases involved in sale-leaseback transactions are subject to special scrutiny under Section 467. The Company, based on its evaluation of the value of the property and the terms of the leases, does not believe it has or will have in the future rent subject to the provisions of Section 467.

DEPRECIATION OF PROPERTIES

     For tax purposes, the Company's real property acquired subsequent to its initial public offering is being depreciated over 39 years utilizing the straight-line method of depreciation and personal property is being depreciated over 5 to 15 years in accordance with applicable laws and regulations relating to different classifications of personal property.

FAILURE TO QUALIFY AS A REIT

     If the Company fails to qualify for federal income tax purposes as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax on its taxable income at regular corporate rates (plus any applicable alternative minimum tax). Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the following four taxable years. It is not possible to state whether in all circumstances the Company would be entitled to statutory relief from such disqualification. Failure to qualify for even one year could result in the Company's incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained net long-term capital gains) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his or her stock. If the Company elects to retain net long-term capital gains rather than distribute them, a shareholder will be deemed to receive a capital gain distribution equal to the amount of such retained net long-term capital gains. In that case, a shareholder (i) will be allowed a credit against its federal income tax liability for its proportionate share of tax paid by the Company on retained capital gains, and (ii) will receive an increase in the basis of its shares equal to the excess of such deemed capital gain distribution over the amount of such tax credit. Corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares in respect of which the distributions were made, they will be included in income as capital gain provided that the shares are a capital asset in the hands of the shareholder.

     The maximum rate of tax on net capital gains recognized by individuals and other non-corporate shareholders upon the sale or disposition of shares of the Company held for more than 12 months is 20%, and such maximum rate is reduced to 18% for shares sold after December 31, 2000, and held for more than five years. For 15% bracket taxpayers, the maximum rate on net capital gains is 10%, and such maximum rate is reduced to 8% for shares sold after December 31, 2000, and held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain that the Company allocates to domestic shareholders will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property that the Company sold.

     Capital losses recognized by a shareholder upon the disposition of shares of the Company held for more than one year at the time of disposition will be a long-term capital loss. In addition, any loss upon a sale or exchange of shares of the Company by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

     All or a portion of any loss realized upon a taxable disposition of shares of the Company may be disallowed if other shares of the Company are purchased (under a dividend reinvestment plan or otherwise) within 30 days before or after the disposition.

     A redemption of Preferred Shares of the Company will be treated under
Section 302 of the Code as a dividend subject to tax at ordinary income tax rates (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the Preferred Shares. The redemption will satisfy such test if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Preferred Shares will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a redemption of the Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Preferred Shares would be transferred to the holder's remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

     The Company may be required to withhold and remit to the IRS 31% of the dividends paid to any shareholder who (a) fails to furnish the Company with a properly certified taxpayer identification number, (b) has under reported dividend or interest income to the IRS or (c) fails to certify to the Company that he or she is not subject to backup withholding. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. The Company will report to its shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations should generally not constitute UBTI. However, if an Exempt Organization finances its acquisition of its shares with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (1) the UBTI Percentage is at least 5%, (2) the Company qualifies as a REIT only because the pension trust is not treated as a single issuer for purposes of the five or fewer rule, and
(3) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts each individually holding more than 10% of the value of the Company's stock collectively owns more that 50% of the value of the Company's stock. The Company currently does not expect that this rule will apply.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "non-U.S. shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. shareholders should consult with their own tax advisers to determine the impact of federal, state and local income tax laws with regard to an investment in shares of the Company, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by the Company of "United States Real Property Interests" and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Generally, such distributions will be subject to a U.S. withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares of the Company is treated as effectively connected with the non-U.S. shareholder's conduct of a United States trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). Any distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder's shares in the Company, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his or her shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it subsequently is determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     Under currently applicable Treasury Regulations, withholding agents are required to determine the applicable withholding rate pursuant to the appropriate tax treaty, and withhold the appropriate amount. Final Treasury Regulations, however, have been adopted that revise in certain respects the rules applicable to non-U.S. shareholders (the "New Treasury Regulations"). The New Treasury Regulations are effective generally for payments made after December 31, 2000. Prospective purchasers should consult their tax advisors regarding the application of the New Treasury Regulations and the potential effect on their ownership of shares of the Company.

     Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the 30% U.S. withholding tax applicable to certain non-U.S. shareholders and for purposes of determining the applicability of a tax treaty rate. Under the New Treasury Regulations, however, a non-U.S. shareholder who wishes to claim the benefit of an applicable treaty rate will be required to provide Form W-8 which satisfies applicable certification and other requirements, including a representation as to the holder's foreign status, the holder's name and permanent residence address, and the relevant tax treaty. Such information is subject to being reported to the IRS. A permanent residence address for this purpose generally is the address in the country where the person claims to be a resident for purposes of the country's income tax. If the beneficial holder is a corporation, then the address is where the corporation maintains its principal office in its country of incorporation. The New Treasury Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or those holding an interest in that entity. In particular, in the case of a foreign partnership, the certification requirement will generally be applied to the partners of the partnership. In addition, the New Treasury Regulations will also require the partnership to provide certain information, including a United States taxpayer identification number, and will provide look-through rules for tiered partnerships. A non-U.S. shareholder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS. The New Treasury Regulations contain detailed rules governing tax certifications during the transition period prior to and immediately following the effectiveness of the New Treasury Regulations.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of "United States Real Property Interests" will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a non-U.S. shareholder as if such gain were effectively connected with a United States trade or business. Non-U.S. shareholders would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. The Company is required to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend to the extent that such capital gain dividends are attributable to the sale or exchange by the Company of "United States Real Property Interests." This amount is creditable against the non-U.S. shareholder's federal tax liability.

     Although the law is not entirely clear on the matter, it appears that amounts designated by the Company as undistributed capital gains would be treated with respect to non-U.S. shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual U.S. federal income tax liability).

     Gain recognized by a non-U.S. shareholder upon a sale of Company shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which, at all times during a specified testing period, less than 50% in value of the shares were held directly or indirectly by non-U.S. persons. The Company believes that it is, and it expects to continue to be a domestically controlled REIT and, therefore, the sale of Company shares should not be subject to taxation under FIRPTA. Because the Company's stock is publicly traded, however, no assurance can be given that the Company will continue to be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a non-U.S. shareholder's sale of Company shares generally will still not be subject to tax under FIRPTA as a sale of U.S. Real Property Interests provided that (i) the stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market and (ii) the selling non-U.S. shareholder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

     If gain on the sale of shares of the Company were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Gain from the sale of Company shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder's investment in the Company's stock is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

RECENT REIT LEGISLATION

  The Ticket to Work and Work Incentives Improvement Act of 1999, which included the Tax Relief Extension Act of 1999 (the "Act"), was recently enacted and contains several provisions affecting REITs. The new provisions are generally not effective until January 1, 2001 and significantly modify the REIT-related provisions of the Code. In addition to the provisions that may directly affect the Company (discussed below), the Act also contains provisions related to the following: (i) special foreclosure rules for healthcare REITs; (ii) clarification of the definition of independent contractors and (iii) modification of the earnings and profits rules.

Investment Limitations
----------------------

     The Act modifies the REIT asset test by adding a requirement that except for (i) "Safe Harbor Debt" and (ii) the ownership of stock in "taxable REIT subsidiaries," a REIT cannot own more than 10 percent of the total value of the securities of any corporation. "Safe Harbor debt" is non-contingent, non-convertible debt ("straight-debt") which satisfies one of the following three requirements: (a) the straight-debt is issued by an individual, (b) all of the securities of the issuer owned by the REIT is "straight debt" or (c) the issuer is a partnership in which the REIT owns at least 20% of its profits.

Taxable REIT Subsidiaries
-------------------------

     A REIT will be permitted to operate a "taxable REIT subsidiary" which can provide a limited amount of services to tenants and other customers of the REIT (even if such services were not considered customarily furnished in connection with the rental of real property) and can manage or operate properties, generally for third parties, without causing the rents received by the REIT from such parties not to be treated as rent from real properties. Many REITs, including the Company, currently own interests in subsidiaries which conduct such activities. The new provisions prohibit new investments in such subsidiaries by limiting a REIT's ownership in these subsidiaries to 10% of voting securities and 10% of the value of the subsidiaries. Grandfather protection is provided with respect to the 10% value test for securities of a corporation held by a REIT on July 12, 1999. However, such protection would cease to apply to securities of a corporation if such corporation after July 12, 1999 engages in a substantial new line of business or acquires any substantial asset, other than in a reorganization or in a transaction qualifying under
Section 1031 or 1033 of the Code, and also ceases to apply after the acquisition of additional securities of the corporation by the REIT after July 12, 1999.
The Act provides a three year period, beginning January 1, 2001, during which an existing subsidiary may be converted, tax-free, into a taxable REIT subsidiary.

     The value of the securities of all taxable REIT subsidiaries, as well as any grandfathered subsidiaries, cannot exceed 20% of the total value of the REIT's assets. In addition, interest paid by a taxable REIT subsidiary to the related REIT is subject to the earnings stripping rules contained in Section 163(j) of the Code and therefore the taxable REIT subsidiary cannot deduct interest in any year that would exceed 50% of the subsidiary's adjusted gross income. If any amount of interest, rent, or other deductions of the taxable REIT subsidiary to be paid to the REIT is determined not to be at arm's length, an excise tax of 100% is imposed on the portion that is determined to be excessive. However, rent received by a REIT shall not fail to qualify as rents from real property by reason of the fact that all or any portion of such rent is redetermined for purposes of the excise tax.

     The Company has made no decision at this time with regard to any actions it may take relating to the investment limitations and taxable REIT subsidiary provisions of the Act. However, because the Company currently has an economic interest in JDN Development which is more than 10% of its value, the Company will have to restructure the ownership of JDN Development or have it elect to be a taxable REIT subsidiary of the Company in 2001.

Distribution Requirements
-------------------------

     Currently, in order to continue to maintain its qualification as a REIT, a REIT is required to distribute annually 95% of its REIT taxable income. The Act reduces the required distribution from 95% to 90% effective for taxable years beginning after December 31, 2000.

Rents from Personal Property
----------------------------

     A REIT may treat rent from personal property as rent from real property so long as the rent from personal property does not exceed 15% of the total rent from both real and personal property for the taxable year. This rule is currently determined by comparing the basis of the personal property to the total basis of the real and personal property. The Act provides that this determination will be made by comparing the fair market value of the personal property to the fair market value of the real and personal property.

Budget Proposals
----------------

     In February 2000, the Clinton Administration announced its proposals for the fiscal year 2001 federal budget. The REIT provisions of the proposed budget would (i) provide an additional requirement that entities will not qualify as a REIT if one person, including an entity, directly or constructively owns stock possessing 50% or more of the voting power or value of the REIT's stocks, and
(ii) generally extend the 4% excise tax on delayed distributions by REITs to cases where the REIT timely distributes less than 98% of its ordinary income or capital gain net income for a taxable year. As discussed above, the excise tax does not currently apply if the REIT timely distributes at least 85% of its ordinary income and 95% of its capital gain net income.

It cannot be predicted whether, when, in what form, or with what effective dates, other legislative proposals applicable to the Company or its shareholders will become law.